

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Christina Schwartz
Interim Chief Financial Officer
Opendoor Technologies Inc.
410 N. Scottsdale Road, Suite 1600
Tempe, AZ 85288

      Re: Opendoor Technologies Inc.
          Form 10-K for the year ended December 31, 2022
          File No. 001-39253

Dear Christina Schwartz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction